UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:  0-49985

ZECOTEK MEDICAL SYSTEMS INC.

(Exact Name of Registrant as Specified in its Charter)

EQUICAP FINANCIAL CORP.

(Former Name of Registrant)

#2250 – 1055 W. Georgia St., P.O. Box 11133 Vancouver, B.C. Canada V6E 3P3 (604) 689-4200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[__]	Rule 12h-3(b)(1)(i)	[__]
Rule 12g-4(a)(1)(ii)	[XX]	Rule 12h-3(b)(1)(ii)	[XX]
Rule 12g-4(a)(2)(i)	[__]	Rule 12h-3(b)(2)(i)	[__]
Rule 12g-4(a)(2)(ii)	[__]	Rule 12h-3(b)(2)(ii)	[__]
		Rule 15d-6	[__]

Approximate number of holders of record as of the certification or notice date:  196

{00435581.DOC;1}

Pursuant to the requirements of the Securities Exchange Act of 1934, Zecotek Medical Systems Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated:  July 21, 2006

ZECOTEK MEDICAL SYSTEMS INC.

By:

  /s/ Michael Minder

Michael Minder

Chief Financial Officer

{00435581.DOC;1}